SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                            (Amendment No. 3)

                Under the Securities Exchange Act of 1934

                         Cypress Bioscience, Inc.
                             (Name of Issuer)

                 Common Stock, par value $.001 per share
                      (Title of Class of Securities)

                               2 232674 101
                              (CUSIP Number)

                 Paramount Capital Asset Management, Inc.
                      c/o Lindsay A. Rosenwald, M.D.
                            787 Seventh Avenue
                            New York, NY 10019
                              (212) 554-4300
                             with a copy to:

                          David R. Walner, Esq.
                 Paramount Capital Asset Management, Inc.
                            787 Seventh Avenue
                            New York, NY 10019
                              (212) 554-4372

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            February 21, 1997
         (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:                         (X)

        Check the following box if a fee is being paid with this
        Statement:                                        (X)



                                   13D
      CUSIP NO. 2 232674 101

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paramount Capital Asset Management, Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)(X)
                                                          (b)(X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                                  (X)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           3,124,134
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             3,124,134

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,124,134

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                               (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.0%

 14   TYPE OF REPORTING PERSON*
      CO



                                   13D
      CUSIP NO. 2 232674 101

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund, L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)(X)
                                                             (b)(X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                             (X)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           934,417
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             934,417

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      934,417

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                             (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.7%

 14   TYPE OF REPORTING PERSON*
      PN



                                   13D
      CUSIP NO. 2 232674 101

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Aries Trust

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)(X)
                                                            (b)(X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                          (X)
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           2,189,717
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             2,189,717

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,189,717

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                          (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.3%

 14   TYPE OF REPORTING PERSON*
      OO (see Item 2)


                                   13D
      CUSIP NO. 2 232674 101

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindsay A. Rosenwald, M.D.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)(X)
                                                               (b)(X)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                               (X)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           3,124,134
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             3,124,134

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,124,134

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                                  (X)

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.0%

 14   TYPE OF REPORTING PERSON*
      IN



Item 1.   Security and Issuer.

     (a)  Common Stock, $.001 par value ("Shares")

          Cypress Bioscience, Inc. (the "Issuer")
          4350 Executive Drive, Suite 325
          San Diego, CA 92121
          (619) 452-2323

Item 2.   Identity and Background.

     Names of Persons Filing:

     (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay
          A. Rosenwald (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) Paramount Capital s, Aries Domestic s and Dr. Rosenwald s business address is 787 Seventh Avenue, 44th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,(3) a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     ________________________
     1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

     2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

     3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          As previously reported in the original statement on Schedule 13-D (the "Original Statement") filed by the Reporting Parties on January 22, 1996, in connection with their initial acquisition of shares of the Issuer, Aries Domestic used its general funds to effect its initial purchase of 894,666 shares of the Issuer for an approximate purchase price of $1,367,019 and Aries Trust used its general funds to effect its initial purchase of 896,666 shares for an approximate purchase price of $1,373,663. In addition, as previously reported on Amendment No. 1, on October 18, 1996, pursuant to a private placement, Aries Domestic used its general funds to effect an additional purchase of 75,000 newly issued shares and warrants to purchase 37,500 shares of the Issuer directly from the Issuer for an approximate purchase price of $150,000 and Aries Trust used its general funds to effect an additional purchase of 175,000 newly issued shares and warrants to purchase 87,500 shares of the Issuer directly from the Issuer for an approximate purchase price of $350,000. Further, on November 19, 1996, in a private transaction, the Aries Trust acquired 350,000 shares from Aries Domestic for an approximate aggregate purchase price of $667,436. Aries Domestic and the Aries Trust have also used their general funds to effect certain purchases of the securities of Issuer in open market transactions including purchase occurring since the date of Amendment No. 2 as further set forth in
          Item 5.

Item 4.   Purpose of Transaction.

          The Reporting Parties acquired shares of Common Stock and Warrants of the Issuer as an investment in the Issuer.

          Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
          Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of February 21, 1997, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 3,124,134 shares or 9.0% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                        Amount Owned
               Aries Domestic             934,417 Shares
               Aries Trust              2,189,717 Shares

          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

          (c) The following purchases were made by Aries Domestic in the open market in the sixty days prior to February 21, 1997:

               12/23/96            10,500               1.688
               12/24/96             4,500               1.688
               12/26/96            13,000               1.750
               12/30/96             6,500               1.875
               12/31/96             8,250               1.938
               12/31/96             9,900               2.000
                1/17/97             3,300               1.813
                1/20/97               800               1.175
                1/21/97             2,500               1.708
                1/22/97             3,300               1.875
                1/22/97             3,300               1.813
                2/03/97             6,500               1.938
                2/04/97             6,500               1.938
                2/10/97             6,600               1.875
                2/12/97            10,000               1.965
                2/13/97             3,300               1.965
                2/14/97             3,000               1.931
                2/18/97             3,000               1.840
                2/19/97             3,000               1.778
                2/20/97             3,400               1.778
                2/21/97             3,300               1.778

               The following purchases were made by Aries Trust in the open market in the sixty days prior to February 21, 1997:

                   Date       No. of Shares       Market Price
               12/23/96            24,500              1.688
               12/24/96            10,500              1.688
               12/26/96            27,000              1.750
               12/30/96            13,500              1.875
               12/31/96            16,750              1.938
               12/31/96            20,100              2.000
                1/17/97             6,700              1.813
                1/20/97             1,700              1.175
                1/21/97             5,000              1.708
                1/22/97             6,700              1.875
                1/22/97             6,700              1.813
                2/03/97            13,500              1.938
                2/04/97            13,500              1.938
                2/10/97            13,400              1.875
                2/12/97            20,000              1.965
                2/13/97             6,700              1.965
                2/14/97             7,000              1.931
                2/18/97             7,000              1.840
                2/19/97             7,000              1.778
                2/20/97             6,600              1.778
                2/21/97             6,700              1.778

          Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer since the last filing.

          (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Dr. Rosenwald is also the sole stockholder of Paramount Capital, Inc., which placed a portion of the securities sold by the Company in its October 9, 1996 private placement and received in connection therewith, a customary placement agent fee. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
               Aries Domestic and Aries Trust to file this Statement on
               Schedule 13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.


                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:    February 21, 1997
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  ARIES DOMESTIC FUND
                                  By  Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:    February 21, 1997
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                  Investment Manager

Dated:    February 21, 1997
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

Dated:    February 21, 1997
          New York, NY           By  /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.